UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No.)

                 HERCULES TECHNOLOGY GROWTH CAPITAL, INC.
                 ----------------------------------------
                             (Name of Issuer)


                      Common Stock, $0.001 Par Value
                      ------------------------------
                      (Title of Class of Securities)


                                 427096508
                                 ---------
                              (CUSIP Number)


                               June 9, 2005
                               ------------
          (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [x]   Rule 13d-1(b)

          [ ]   Rule 13d-1(c)

          [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.427096508                SCHEDULE 13G                Page 2 of 5


  1     Name of Reporting Person                 JMP Asset Management LLC

        IRS Identification No. of Above Person                 94-3342119

  2     Check the Appropriate Box if a member of a Group          (a) [ ]

                                                                  (b) [ ]
  3     SEC USE ONLY

  4     Citizenship or Place of Organization                     Delaware

   NUMBER OF       5    Sole Voting Power                         771,820
    SHARES
 BENEFICIALLY      6    Shared Voting Power                             0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                    771,820
  PERSON WITH
                   8    Shared Dispositive Power                        0

  9     Aggregate Amount Beneficially Owned by Each               771,820
        Reporting Person

 10     Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                                [ ]

 11     Percent of Class Represented by Amount in Row 9              7.8%

 12     Type of Reporting Person                                       IA

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CUSIP No.427096508                SCHEDULE 13G                Page 3 of 5


Item 1(a).  Name of Issuer:

          Hercules Technology Growth Capital, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          525 University Avenue, Suite 700
          Palo Alto, CA 94301

Item 2(a).  Names of Person Filing:

          JMP Asset Management LLC

Item 2(b).  Address of Principal Business Office or, if none, Residence:

          600 Montgomery Street, Suite 1100
          San Francisco, CA  94111

Item 2(c).  Citizenship:

          Delaware

Item 2(d).  Title of Class of Securities:

          Common Stock, $0.001 par value.

Item 2(e).  CUSIP Number:

          427096508

Item 3. Type of Reporting Person.

          If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section
              15 of the Exchange Act.

          (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

          (c) [ ] Insurance company as defined in section
              3(a)(19) of the Exchange Act.

          (d) [ ] Investment company registered under section
              8 of the Investment Company Act of 1940 .

          (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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CUSIP No.427096508                SCHEDULE 13G                Page 4 of 5


          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section
              3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
              Act of 1940 ;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

          JMP Asset Management LLC ("JMP") is filing this Schedule 13G because it acts as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially hold common stock that equal the aggregate amount set forth on page 2 of this Schedule 13G (the "Securities"). As investment advisor, JMP has been granted the authority to dispose of and vote the Securities. The investment partnerships, pooled investment vehicles and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of JMP might be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          JMP is filing this Schedule 13G because, as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially hold the Securities, JMP has been granted the authority to dispose of and vote such Securities. The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

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CUSIP No.427096508                SCHEDULE 13G                Page 5 of 5


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10.    Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 17, 2005            JMP ASSET MANAGEMENT LLC


                                 By:/s/ Joseph A. Jolson
                                    -----------------------------
                                    Joseph A. Jolson
                                    Its:  Chief Executive Officer